

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Diane Bessette
Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

> **Re: Lennar Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2021**
> **Filed January 28, 2022**
> **File No. 001-11749**

Dear Ms. Bessette:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction